Exhibit 99.2

EXECUTION VERSION

AMENDMENT NO. 2 TO
AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

This AMENDMENT NO. 2 TO LOAN AND SECURITY AGREEMENT (this “Amendment”), is entered into as of July 29, 2015, by and among OVERLAND STORAGE, INC., a California corporation (“US Borrower”), TANDBERG DATA GMBH, a limited liability company organized under the laws of Germany (“German Borrower” and together with US Borrower, the “Existing Borrowers”), SPHERE 3D CORP., an Ontario corporation (formerly known as Sphere 3D Corporation) (“Canadian Borrower” and together with the Existing Borrowers, collectively, the “Borrowers”), the Guarantors signatory hereto and SILICON VALLEY BANK, a California corporation (“Bank”).

RECITALS

A. Bank and Borrowers have entered into to that certain Amended and Restated Loan and Security Agreement, dated as of March 19, 2014 (as amended, amended and restated, supplemented, restructured or otherwise modified, renewed or replaced from time to time, the “Loan Agreement”), pursuant to which Bank has extended and will make available to Borrowers certain advances of money;

B. Borrowers desire that Bank amend the Loan Agreement upon the terms and conditions fully set forth herein; and

C. Subject to the representations and warranties of the Borrowers herein and upon the terms and conditions set forth in this Amendment, Bank is willing to so amend the Loan Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing Recitals and intending to be legally bound, the parties hereto agree as follows:

1 DEFINED TERMS. All capitalized terms not defined herein shall have the respective meanings ascribed to such terms in the Loan Agreement.

2 AMENDMENTS TO LOAN AGREEMENT

2.1 Section 6.7 (Operating Accounts). Section 6.7 of the Loan Agreement is hereby amended by deleting the phrase “within one hundred and eighty (180) days of the Effective Date” with the phrase “within ninety (90) days of the Second Amendment Effective Date”.

2.2 Section 6.8 (Financial Covenants). Section 6.8 of the Loan Agreement is hereby amended by adding new clause (b) as follows:

“(b) Performance to Plan As of the last date of each quarter, beginning with the quarter ending June 30 2015, Borrowers shall maintain Adjusted EBITDA of at least fifty percent (50%) of Borrowers’ projected performance for such quarter as outlined in Borrowers’ business plan dated June 5, 2015.”

2.3 Section 13.1 (Definitions).

(a) Each of the following definitions is hereby (i) to the extent already defined in Section 13.1 of the Loan Agreement, amended and restated in its entirety as follows and (ii) to the extent not already defined in Section 13.1 of the Loan Agreement, added to Section 13.1 of the Loan Agreement in its appropriate alphabetical order as follows:

““Adjusted EBITDA” shall mean (a) Net Income, plus (b) Interest Expense, plus (c) to the extent deducted in the calculation of Net Income, (i) depreciation expense and amortization expense and (ii) non-cash expense related to stock-based compensation, plus (d) income tax expense, plus (e) restructuring expenses and integration costs, including, without limitation, costs relating to severance, retention, relocation, contract termination and consolidation of facilities, plus (f) any identifiable and factually supportable extraordinary, unusual or nonrecurring losses or charges; provided, that in the case of the items described in clauses (e) and (f), Borrower shall have obtained the prior written approval from Bank to include such items in its calculation of Adjusted EBITDA.

“Cyrus 2014 Indenture” means that certain 8% Senior Secured Convertible Debenture dated as of December 1, 2014, by and among North American Borrowers, certain Subsidiaries of Canadian Borrower and Cyrus Luxembourg, as the same may be amended, modified, restated, replaced or supplemented from time to time in accordance with the Cyrus Subordination Agreement.

“Cyrus 2014 Notes” means the notes issued pursuant to the Cyrus 2014 Indenture.

“Cyrus Credit Agreement” means that certain Revolving Credit Agreement, dated as of December 31, 2014, by and between Canadian Borrower, US Borrower and Cyrus Luxembourg, as the same may be amended, modified, restated, replaced or supplemented from time to time in accordance with the Cyrus Subordination Agreement.

“Cyrus Luxembourg” means FBC Holdings S.à r.l., a private limited liability company (société à responsabilité limitée), incorporated under the laws of the Grand Duchy of Luxembourg, with its registered office at 46 A, Avenue John F. Kennedy, L-1855 Luxembourg, having a share capital of 12,500 shares with a nominal value of EUR 1, and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 142.133.

“Cyrus Subordination Agreement” means that certain Subordination Agreement, dated as of December 31, 2014, by and among Bank, Cyrus Luxembourg and the North American Borrowers, as the same may be amended, modified, restated, replaced or supplemented from time to time in accordance with the terms and conditions contained therein, in respect of the Indebtedness of Borrowers pursuant to the Cyrus Credit Agreement and the Cyrus 2014 Notes.

“German Receivables Dominion” is Bank’s dominion over the proceeds of all Receivables (as defined in the German Receivables Assignment Agreement) of German Borrower either through (a) deposit of such proceeds in accounts held at Bank or Bank’s Affiliates or (b) via an alternative manner reasonably satisfactory to Bank in its sole discretion.

“German Sublimit” is (a) if Bank has German Receivables Dominion, Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000) and (b) if Bank does not have German Receivables Dominion, Three Million Two Hundred Fifty Thousand Dollars ($3,250,000).

“Interest Expense” means for any fiscal period, interest expense (whether cash or non-cash) determined in accordance with GAAP for the relevant period ending on such date, including, in any event, interest expense with respect to any Credit Extension and other Indebtedness of Borrowers and their Subsidiaries, including, without limitation or duplication, all commissions, discounts, or related amortization and other fees and charges with respect to letters of credit and bankers’ acceptance financing and the net costs associated with interest rate swap, cap, and similar arrangements, and the interest portion of any deferred payment obligation (including leases of all types).

“Prime Rate Margin” is the basis points set forth below applicable to each Borrower as determined by Borrowers’ Liquidity Coverage Ratio:

Net Cash	North American Borrowers	German Borrower Loan Margin
Loan Margin
Greater than $500,000.00	150 basis points	250 basis points
Less than or equal to $500,000.00	175 basis points	275 basis points

“Revolving Line Maturity Date” is February 27, 2016.

“Second Amendment” is that certain Amendment No. 2 to Amended and Restated Loan and Security Agreement, dated as of July 29, 2015, by and among the Borrowers, the Guarantors and Bank.

“Second Amendment Effective Date” is defined in the Second Amendment.

“Subordinated Debt” is Indebtedness incurred by any Borrower subordinated to all of such Borrower’s now or hereafter Indebtedness to Bank (pursuant to a subordination, intercreditor, or other similar agreement in form and substance satisfactory to Bank entered into between Bank and the other creditor), on terms acceptable to Bank, which, for the avoidance of doubt, includes the Cyrus 2014 Notes and Cyrus Credit Agreement, in each case subject to the Cyrus Subordination Agreement.”

(b) Clause (c) of the definition of “Permitted Indebtedness” appearing in Section 13.1 is hereby amended and restated in its entirety as follows:

“(c) Subordinated Debt;”

(c) Clause (s) of the definition of “Permitted Liens” appearing in Section 13.1 is hereby amended and restated in its entirety as follows:

“(s) Liens (i) on equity interests issued by Overland Storage (Europe) Ltd., Overland Storage S.À R.L. and Overland Storage GmbH and (ii) on collateral subject to the Cyrus Subordination Agreement, in each case securing the Indebtedness permitted pursuant to clause (c) of the definition of Permitted Indebtedness;”

(d) All references in the Loan Documents to “Sphere 3D Corporation” shall be deemed to be references to “Sphere 3D Corp.”.

2.4 Exhibit B (Form of Compliance Certificate). Exhibit B to the Loan Agreement is hereby deleted in its entirety and replaced with Exhibit B hereto.

2.5 Exhibit D (Form of Advance Request Form). Exhibit D to the Loan Agreement is hereby deleted in its entirety and replaced with Exhibit D hereto.

3 LIMITATION. The amendments set forth in this Amendment shall be limited precisely as written and shall not be deemed (a) to be a forbearance, waiver or modification of any other term or condition of the loan agreement, the consent and waiver or of any other instrument or agreement referred to therein or to prejudice any right or remedy which Bank may now have or may have in the future under or in connection with the Loan Agreement, the consent and waiver or any instrument or agreement referred to therein; (b) to be a consent to any future amendment or modification, forbearance or waiver to any instrument or agreement the execution and delivery of which is consented to hereby, or to any waiver of any of the provisions thereof; or (c) to limit or impair Bank’s right to demand strict performance of all terms and covenants as of any date. Except as expressly amended hereby, the Loan Agreement and the consent and waiver shall continue in full force and effect.

4 REPRESENTATIONS AND WARRANTIES. To induce Bank to enter into this Amendment, each Borrower hereby represents and warrants to Bank as follows:

4.1 Immediately after giving effect to this Amendment (a) the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true, accurate and complete in all material respects as of such date), and (b) no Event of Default has occurred and is continuing;

4.2 The Borrowers have the power and authority to execute and deliver this Amendment and to perform their obligations under the Loan Agreement, as amended by this Amendment;

4.3 The organizational documents of the Borrowers delivered to Bank remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect;

4.4 The execution and delivery by the Borrowers of this Amendment and the performance by the Borrowers of their obligations under the Loan Agreement, as amended by this Amendment, have been duly authorized;

4.5 The execution and delivery by the Borrowers of this Amendment and the performance by the Borrowers of their obligations under the Loan Agreement, as amended by this Amendment, do not and will not contravene (a) any law or regulation binding on or affecting any Borrower, (b) any contractual restriction with a Person binding on any Borrower, (c) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on any Borrower, or (d) the organizational documents of any Borrower;

4.6 The execution and delivery by the Borrowers of this Amendment and the performance by the Borrowers of their obligations under the Loan Agreement, as amended by this Amendment, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on the Borrowers, except as already has been obtained or made or except for any filing, recording, or registration required by the Securities Exchange Act of 1934; and

4.7 This Amendment has been duly executed and delivered by the Borrowers and is the binding obligation of each Borrower, enforceable against each Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

5 EFFECTIVENESS. This Amendment shall become effective upon the satisfaction of all the following conditions precedent (the “Second Amendment Effective Date”):

5.1 Amendment. The Borrowers and Bank shall have duly executed and delivered this Amendment to Bank;

5.2 Amendment to Cyrus Credit Agreement. Bank shall have received a fully executed copy of an amendment to the Cyrus Credit Agreement and the same shall be in (a) form and substance reasonably satisfactory to Bank, which includes, without limitation, an (i) increase in the commitment by Cyrus Luxembourg of the available revolving line of credit to $10,000,000 and (ii) extension of the maturity to at least May 28, 2016, and (b) full force and effect;

5.3 Perfection Information. Bank shall have received, each of each Borrower’s and each Guarantor’s Operating Documents and each Borrower’s good standing certificates certified, as applicable, by the appropriate officers of its jurisdiction of organization as of a date no earlier than thirty (30) days prior to the Second Amendment Effective Date, duly executed signatures to the completed Borrowing Resolutions for each Borrower and each Guarantor, together with the duly executed signatures thereto;

5.4 Payment of Amendment Fee. The Borrowers shall have paid a fully earned, non-refundable amendment fee of Eleven Thousand Two Hundred Fifty Dollars ($11,250) on the Second Amendment Effective Date; provided that German Borrower shall only be obligated to pay Bank (jointly and severally with the North American Borrowers) to the extent such payment does not infringe on Section 30 of the German Act on Limited Liability Companies (GmbHG); and

5.5 Payment of Bank Expenses. The Borrowers shall have paid all Bank Expenses (including all reasonable attorneys’ fees and reasonable expenses) incurred through the date of this Amendment.

6 COUNTERPARTS. This Amendment may be signed in any number of counterparts, and by different parties hereto in separate counterparts, with the same effect as if the signatures to each such counterpart were upon a single instrument. All counterparts shall be deemed an original of this amendment.

7 LOAN DOCUMENT. This Amendment is a Loan Document.

8 INTEGRATION. This Amendment and any documents executed in connection herewith or pursuant hereto contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, offers and negotiations, oral or written, with respect thereto and no extrinsic evidence whatsoever may be introduced in any judicial or arbitration proceeding, if any, involving this Amendment; except that any financing statements or other agreements or instruments filed by Bank with respect to the Borrowers shall remain in full force and effect.

9 GOVERNING LAW; VENUE. THIS AMENDMENT SHALL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA. Each Borrower and Bank each submit to the exclusive jurisdiction of the state and federal courts in Santa Clara County, California

10 RATIFICATION. EFFECTIVE. As of the Effective Date, each Borrower and each Guarantor hereby restates, ratifies and reaffirms each and every term and condition set forth in the Loan Agreement and the other Loan Documents to which it is a party, in each case, as amended hereby.

11 REAFFIRMATION. Each of the undersigned Guarantors consent to the amendments to the Loan Agreement. Although the undersigned Guarantors have been informed of the matters set forth herein with respect to the Loan Agreement and have consented to the same, each Guarantor understands that Bank has no obligation to inform it of such matters in the future or seek its acknowledgement or agreement to future consents or amendments of the Loan Agreement and nothing herein shall create such a duty.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be duly executed and delivered as of the date first above written.

BORROWERS:

OVERLAND STORAGE, INC.,
a California corporation

By: /s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: SVP and CFO

TANDBERG DATA GMBH,
a limited liability company organized under the laws of Germany

By: /s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: Manager

SPHERE 3D CORP.,
an Ontario corporation

By: /s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: SVP and CFO

GUARANTORS:

TANDBERG DATA HOLDINGS S.À R.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg

By: /s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: Manager A

By: /s/ Eric Kelly
Name: Eric Kelly
Title: Manager A

SIGNATURE PAGE TO
AMENDMENT NO. 2 TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

SPHERE 3D INC.,
a corporation organized under the laws of Canada

By: /s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: SVP and CFO

FROSTCAT TECHNOLOGIES INC.,
a corporation organized under the laws of Canada

By: /s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: SVP and CFO

V3 SYSTEMS HOLDINGS, INC.,
a Delaware corporation

By: /s/ Kurt L. Kalbfleisch
Name: Kurt L. Kalbfleisch
Title: CFO

SIGNATURE PAGE TO
AMENDMENT NO. 2 TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

SILICON VALLEY BANK

By: /s/ Matthew Wright
Name: Matthew Wright
Title: Director

SIGNATURE PAGE TO
AMENDMENT NO. 2 TO AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

EXHIBIT B

Form of Compliance Certificate

TO: SILICON VALLEY BANK	Date:
FROM: SPHERE 3D CORP.

The undersigned authorized officer of Sphere 3D Corp. (“Canadian Borrower”) certifies that under the terms and conditions of the Amended and Restated Loan and Security Agreement dated as of March 19, 2014 by and among Silicon Valley Bank, a California corporation (“Bank”), Canadian Borrower, Overland Storage, Inc. (“US Borrower”), and Tandberg Data GmbH, a corporation organized under the laws of Germany (“German Borrower,” and together with Canadian Borrower and US Borrower, the “Borrowers”) (as amended from time to time, the “Agreement”), (1) each Borrower is in complete compliance for the period ending _______________ with all required covenants except as noted below, (2) there are no Events of Default, (3) all representations and warranties in the Agreement are true and correct in all material respects on this date except as noted below; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further, that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, (4) each Borrower, and each of its Subsidiaries, has timely filed all required tax returns and reports, and each Borrower has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower except as otherwise permitted pursuant to the terms of Section Error! Reference source not found. of the Agreement, and (5) no Liens have been levied or claims made against any Borrower or any of its Subsidiaries relating to unpaid employee payroll or benefits of which such Borrower has not previously provided written notification to Bank. Attached are the required documents supporting the certification. The undersigned certifies that these are prepared in accordance with GAAP consistently applied from one period to the next except as explained in an accompanying letter or footnotes. The undersigned acknowledges that no borrowings may be requested at any time or date of determination that any Borrower is not in compliance with any of the terms of the Agreement, and that compliance is determined not just at the date this certificate is delivered. Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Agreement.

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Please indicate compliance status by circling Yes/No under “Complies” column.

Reporting Covenant	Required	Complies

Transaction Report	Monthly (Weekly after a Net Cash Event)	Yes No
A/R and A/P Agings	Monthly within 15 days (Weekly within 5 days after a Net Cash Event)	Yes No
Monthly Financial Statements	Monthly within 30 days	Yes No
Compliance Certificate	Monthly within 30 days, Quarterly with Form 10-Q, but not later than 50 days after each fiscal quarter end, as applicable, Annually with Form 10-K, but not later than 90 days after each fiscal year end, as applicable,	Yes No
Quarterly cash holding report	Quarterly within 30 days after the end of each fiscal quarter	Yes No
Quarterly Financial Statements	Quarterly within 50 days after the end of each fiscal quarter	Yes No
Annual Financial Statements	FYE within 90 days	Yes No
Forms 10-Q, 10-K and 8-K	Within 5 days after filing with SEC, but in the case of the 10-K report, not later than 90 days after FYE	Yes No
Annual operating budgets and projections approved by board of directors or other managers	Within 50 days after FYE	Yes No
Field Exams	Semi-Annually or as conditions warrant	Yes No
Material change in composition of Intellectual Property, registration of new Intellectual Property, or event that materially or adversely affect value of Intellectual Property		Yes No
Pending or threatened legal action that could result in damages, individually or in the aggregate, of $100,000.00		Yes No

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EXHIBIT D

Form of Advance Request Form